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EXHIBIT 99.3

MIV Therapeutics' Biocompatible Stent Coating Successfully Completes Pyrogen
Trial

MIV Therapeutics Inc. (MIVT:OTCBB), announced today that its proprietary Hydroxyapatite (HAp) ultra-thin "passive" stent coating has successfully passed the Rabbit Pyrogen Test (Material Mediated) - ISO confirming that the coating is non-pyrogenic and does not induce fever.

Biocompatibility is one of the key features that differentiate MIVT's proprietary HAP coating technology. Dr. Tom Troczynski, MIVT's Vice President of Coatings commented, " There is an extensive range of biocompatibility tests performed on cardiovascular stents coated with our proprietary coating technology that include a variety of short and long term assessments. In their totality, this range of tests is expected to confirm total biocompatibility of our proprietary HAp coating technologies. The Pyrogen test result proved that HAp does not induce fever when injected into the blood system and once again this result is in line with our long-standing expectations regarding total biocompatibility of our HAp coating material which is at the heart of our technologies."

The Rabbit Pyrogen (Material Mediated) - ISO Test was performed by Toxikon Corporation in Bedford, Massachusetts, USA. Dr. Kathleen Krenzer, O.D., Ph.D., who supervised this test, summarized in the final report: "The extract of the test article, Hydroxyapatite (HAp) coated stent, was evaluated for its potential to produce a pyrogenic response (induce fever - MIVT comment) when tested in rabbits. Based upon the criteria of the protocol, the test article meets the requirements of the Pyrogen Test and is, therefore, considered non-pyrogenic."

The Pyrogen Test was designed to determine the presence of chemical pyrogens in extracts of solid materials in order to limit risks of febrile reaction in a patient. The test involved measuring the rise in temperature of New Zealand White rabbits following the intravenous injection of a test article. New Zealand White rabbits have- been used for pyrogen evaluation studies in line with ISO -10993-11 guidelines. The test and control article was injected into the ear vein of rabbits, and the body temperature of animals was monitored back-to-back with control articles. The study conformed to all applicable laws and regulations, including ISO 10993-11: 1993 standard for "Biological Evaluation of Medical Devices - Part 11 "Tests for Systemic Toxicity", ISO 17025: 1999 "General Requirements for the Competence of Testing and Calibration Laboratories" and ISO 10993-12: 1992 standard "Biological Evaluation of Medical Devices" - Part 12, "Sample Preparation and Reference Materials", and met the requirements of the Good Laboratory Practices (GLP) 21 CFR, Part 58 set by the U.S. Food and Drug Administration, and complied with general CE Mark Application requirements.

Alan Lindsay, CEO of MIVT stated "As we progress through our R&D program, all preliminary test results continue to support our firm belief that the Company's proprietary HAp ultra-thin coating exhibits properties that provide our technology with a clear competitive advantage. We persist in our drive towards making our unique, biocompatible HAp ultra-thin coating the "coating of choice" for cardiovascular stents and a broad range of future medical devices."

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About Toxikon Corp.

"Toxikon Corp. (ISO/IEC 17025:1999 certified) has been known for the past 25 years for excellence in medical device testing, toxicology and bio-analytical chemistry services. The Company provides comprehensive testing services to the biomaterials/medical device market, the pharmaceutical and biotechnology industry. Toxikon Corporation's testing services include biocompatibility testing, toxicology, pharmacology, metabolism, bioanalysis, pharmaceutical analysis, and biosafety testing. A leader in the industry, the company's professional expertise along with a recognized stature in the industry provides Toxikon Corporation a unique capability to assist clients in the successful completion off their registration."

About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis.

The drug-eluting HAp technology is being developed in collaboration with UBC under a Collaborative Research Agreement and is funded in part by a Collaborative Research and Development Grant awarded by the Natural Sciences and Engineering Council of Canada (NSERC).

MIVT's manufacturing facility meets the guidelines applicable to CE Mark, FDA and GMP requirements. Please visit www.mivtherapeutics.com for more information.

Investor Inquiries:

Dan Savino
Investor Relations, MIV Therapeutics Inc.
Ph: 1 800 221-5108 ex.16  Fax: 604 301-9546
Email: dsavino@mivi.ca


Product inquiries and business opportunities:

Arc Rajtar
arajtar@mivi.ca    Ph. (604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.